UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Intersections Inc.

File No. 000-50580 – CF#32549

Intersections Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2015, and requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 9, 2013 and a from the Exhibits to a Form 10-Q filed on May 10, 2012.

Based on representations by Intersections Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.1	10-Q	May 10, 2012	through February 1, 2019
10.1.1	10-Q	May 9, 2013	through February 1, 2019
10.1.2	10-Q	May 11, 2015	through February 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary